December 31, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549-3561

Attention: Edwin Kim and Matthew Derby

Re:	Immersed Inc.
Offering Statement on Form 1-A
Pre-qualification Amendment #3
Filed December 31, 2025
File No. 024-12657

Dear Mr. Kim and Mr. Derby,

Immersed Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 4:00 PM Eastern Time on January 5, 2026 or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Rebecca Distefano at (305) 579-0541. Thank you for your assistance and cooperation.

Very truly yours,

IMMERSED INC.

/s/ Renji Bijoy

Renji Bijoy

Chief Executive Officer